SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Premiere Global Services, Inc.
(Name of Subject Company (Issuer))
Premiere Global Services, Inc.
(Name of Filing Person (Offeror))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

740585104
(CUSIP Number of Class of Securities)

Scott Askins Leonard, Esq.
Senior Vice President – Legal, General Counsel and Secretary
3280 Peachtree Road NE
The Terminus Building, Suite 1000
Atlanta, Georgia 30305
(404) 262-8400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
David E. Brown, Jr., Esq.
Carol M. McGee, Esq.
Alston & Bird LLP
The Atlantic Building
950 F Street N.W.
Washington, D.C. 20004
(202) 239-3300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$3,565

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 6,451,613 outstanding shares of common stock, par value $.01 per share, are being purchased at the maximum possible tender offer price of $7.75 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.

|X|	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,565	Filing Party: Premiere Global Services, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 27, 2010

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on October 27, 2010 (the “Schedule TO”), as amended on November 4, 2010 (the “Amendment No. 1”), by Premiere Global Services, Inc., a Georgia corporation (“PGi” or the “Company”). The Schedule TO relates to the tender offer by PGi, to purchase for cash shares of its common stock, par value $.01 per share (the “Shares”) (or such lesser or greater amount as PGi may elect to purchase, subject to applicable law), at a purchase price determined pursuant to tenders at prices specified by the tendering shareholders of not greater than $7.75 nor less than $6.75 per Share, that will enable PGi to purchase the maximum number of tendered Shares having an aggregate purchase price not exceeding $50,000,000, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 26, 2010 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Tender Offer.”

     This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, and Amendment No. 1 is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 11.

     Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:

(1) In the section of the Offer to Purchase entitled “Item 9. Certain Information Concerning PGi”, the fifth paragraph is deleted in its entirety and replaced in its entirety by the following:

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

SEC Filings (File No. 001-13577)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2009 (including certain information specifically incorporated by reference into the Annual Report on Form 10-K from PGi’s definitive proxy statement filed on April 23, 2010)

Quarterly Report on Form 10-Q	Quarter ended March 31, 2010

Quarterly Report on Form 10-Q	Quarter ended June 30, 2010

Quarterly Report on Form 10-Q	Quarter ended September 30, 2010

Current Reports on Form 8-K	Filed on July 22, 2010, July 30, 2010, October 21, 2010, and October 26, 2010.

We incorporate by reference the documents listed above (except to the extent that any such filing or the information contained in such filing is deemed “furnished” and not “filed” in accordance with SEC rules). You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address 3280 Peachtree Road NE, The Terminus Building, Suite 1000, Atlanta, Georgia 30305, telephone number (404) 262-8400. Please be sure to include your complete name and address in the request.

(2)	In the Offer to Purchase, on pages ii, 10, 25 and 44:

	a.	On page ii, deleting the third sentence in the last paragraph, beginning with the sentence “The directors and executive officers of PGi are entitled to participate in the Tender Offer on the same basis as all other shareholders.” and replacing it with;

	b.	On page 10, deleting the third sentence in the second paragraph in the section entitled “Has PGi or its Board of Directors adopted a position on the Tender Offer?” and replacing it with;

	c.	On page 25, deleting the first complete sentence and replacing it with; and

	d.	On page 44, deleting the third sentence in the second paragraph in the section entitled “10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” and replacing it with

In each case, the following:

Mr. Jones intends to tender or sell in the open market up to an aggregate of 500,000 Shares of the 4.2 million shares he currently beneficially owns in order to repay borrowings used to repay his Company loan (which has been timely repaid) and for liquidity reasons. Assuming the Tender Offer is fully subscribed, and Mr. Jones tenders 500,000 Shares into the Tender Offer, and based on an aggregate purchase price of $50,000,000, (i) if the purchase price is determined to be $6.75 per share, the minimum Purchase Price under the Tender Offer, Mr. Jones would own approximately 6.9% beneficial ownership interest in PGi following the Tender Offer and such sales, and (ii) if the purchase price is determined to be $7.75 per share, the maximum Purchase Price under the Tender Offer, Mr. Jones would own approximately 6.8% beneficial ownership interest in PGi following the Tender Offer and such sales.

(3)	In the Offer to Purchase, on page 16, after the third sentence in the tenth paragraph in the section entitled “INTRODUCTION”, is hereby amended by inserting immediately after “to repay this Company loan”, the following:

; and (4) tender or sell in the open market up to an additional 300,000 Shares.

(4)	In the letter To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, deleting the sixth sentence in the fifth paragraph on page 3, and replacing it with:

Mr. Jones intends to tender or sell in the open market up to an aggregate of 500,000 Shares of the 4.2 million shares he currently beneficially owns in order to repay borrowings used to repay his Company loan (which has been timely repaid) and for liquidity reasons. Assuming the Tender Offer is fully subscribed, and Mr. Jones tenders 500,000 Shares into the Tender Offer, and based on an aggregate purchase price of $50,000,000, (i) if the purchase price is determined to be $6.75 per share, the minimum Purchase Price under the Tender Offer, Mr. Jones would own approximately 6.9% beneficial ownership interest in PGi following the Tender Offer and such sales, and (ii) if the purchase price is determined to be $7.75 per share, the maximum Purchase Price under the Tender Offer, Mr. Jones would own approximately 6.8% beneficial ownership interest in PGi following the Tender Offer and such sales.

(5)	In the letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, deleting the sixth sentence of paragraph (9) on page 3 and replacing it with:

Mr. Jones intends to tender or sell in the open market up to an aggregate of 500,000 Shares of the 4.2 million shares he currently beneficially owns in order to repay borrowings used to repay his Company loan (which has been timely repaid) and for liquidity reasons. Assuming the Tender Offer is fully subscribed, and Mr. Jones tenders 500,000 Shares into the Tender Offer, and based on an aggregate purchase price of $50,000,000, (i) if the purchase price is determined to be $6.75 per share, the minimum Purchase Price under the Tender Offer, Mr. Jones would own approximately 6.9% beneficial ownership interest in PGi following the Tender Offer and such sales, and (ii) if the purchase price is determined to be $7.75 per share, the maximum Purchase Price under the Tender Offer, Mr. Jones would own approximately 6.8% beneficial ownership interest in PGi following the Tender Offer and such sales.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PREMIERE GLOBAL SERVICES, INC.

By:	/s/ Scott Askins Leonard
Name:	Scott Askins Leonard
Title:	Senior Vice President–Legal,
General Counsel and Secretary

Dated: November 24, 2010